Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

GigaMedia Announces Third-Quarter 2020

Financial Results

TAIPEI, Taiwan, October 30, 2020 – GigaMedia Limited (NASDAQ: GIGM) today announced its third-quarter 2020 unaudited financial results.

Comments from Management

In the third quarter of 2020, GigaMedia reported revenues of $2.03 million, with a gross profit of $1.20 million, an operating loss of $0.36 million and a net loss of $0.25 million. Total revenues increased by 11.1% if compared to last quarter, and gross profit margin improved to 59.0% from 53.6% last quarter.

“It became clear that our efforts accumulated in past quarters are gradually paying off, and our improvement in profitability is gathering pace,” said GigaMedia CEO James Huang.

Meanwhile, GigaMedia has entered and executed a convertible note purchase agreement to acquire ownership of $10 million principal amount of convertible promissory note issued by Aeolus Robotics Corporation (“Aeolus”), an R&D company engaged in developing AI-enabled service robots. An announcement for this agreement has been made on August 31, 2020, immediately after the closing of the agreement. The issuance of this convertible note provided Aeolus its much-needed working capital, and through this funding, GigaMedia will explore possibilities of further strategic cooperation with Aeolus.

Third Quarter Overview

•

Revenues increased by 11.1% quarter-on-quarter to approximately $2.03 million from $1.83 million last quarter, and by 6.3% if compared to the same period last year. The increase was mainly due to our efforts in revitalizing Tales Runner, a 14-year-old game we have been licensed to operate in Hong Kong, where students have just experienced a prolonged summer vacation.

•	Consolidated loss from operations for the third quarter of 2020 amounted to $0.36 million, a reduction of loss from a loss of $0.55 million last quarter.
•	The net asset value was around $4.94 per share.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Third Quarter

GIGAMEDIA3Q20 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	3Q20	2Q20	Change (%)	3Q20	3Q19	Change (%)
Revenues	2,028	1,826	11.06%	2,028	1,908	6.29%
Gross Profit	1,196	978	22.29%	1,196	1,049	14.01%
Loss from Operations	(357)	(549)	NM	(357)	(544)	NM
Net (Loss) income Attributable to GigaMedia	(248)	(419)	NM	(248)	(242)	NM
Earnings (Loss) Per Share Attributable to GigaMedia, Diluted	(0.02)	(0.04)	NM	(0.02)	(0.02)	NM
EBITDA (A)	(317)	(634)	NM	(317)	(585)	NM
Cash, Cash Equivalents and Restricted Cash	46,869	56,783	-17.46%	46,869	58,164	-19.42%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

•

Consolidated revenues for the third quarter of 2020 were $2.03 million, representing an increase of 11.1% compared to $1.83 million in the prior quarter, and 6.3% year-over-year from $1.91 million the same quarter last year.

•	Consolidated gross profit increased by 22.3% quarter-on-quarter to $1.20 million from $0.98 million last quarter, or 14.0% year-over-year from $1.05 million in the third quarter last year.
•	Consolidated loss from operation of the third quarter of 2020 was $0.36 million, a decrease in loss by approximately $0.19 million from a loss of $0.55 million in last quarter.
•	Consolidated net loss of the third quarter of 2020 was $0.25 million compared to $0.42 million in last quarter.
•

Cash, cash equivalents and restricted cash as of the end of the third quarter of 2020 accounted for $46.9 million, decreasing by 17.46% from $56.8 million at the end of the second quarter of 2020. The decrease was mainly due to the strategic investment in Aeolus’ $10 million convertible note.

Financial Position

GigaMedia maintained its solid financial position, with cash, cash equivalents and restricted cash accounted for $46.9 million as of September 30, 2020, or $4.24 per share.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of October 30, 2020. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company's 2019 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

“Up to now, we have laid a solid groundwork for FunTown M, our own mobile platform for casual games,” said GigaMedia CEO James Huang, “and from here we will actively pursue a steady expansion of customer base, as well as an organic growth in revenues and profitability.”

“Meanwhile, we will also continue exploring prudently possibilities of expanding our business through strategic investments, including the one we have already made in Aeolus. We believe they would present opportunities to strengthen our business and maximize shareholders’ value,” stated CEO James Huang.

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the third quarter 2020 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2020 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Nine months ended
	9/30/2020	6/30/2020	9/30/2019	9/30/2020	9/30/2019
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Operating revenues
Digital entertainment service revenues	2,028,138	1,825,547	1,908,261	5,457,589	5,141,077
Other revenues	—	—	—	—	—
	2,028,138	1,825,547	1,908,261	5,457,589	5,141,077
Operating costs
Cost of Digital entertainment service revenues	831,732	847,906	859,511	2,356,831	2,584,861
Cost of other revenues	—	—	—	—	—
	831,732	847,906	859,511	2,356,831	2,584,861
Gross profit	1,196,406	977,641	1,048,750	3,100,758	2,556,216
Operating expenses
Product development and engineering expenses	341,023	332,745	326,419	1,002,584	972,057
Selling and marketing expenses	374,462	367,529	461,653	1,152,466	1,568,194
General and administrative expenses	836,107	825,998	800,015	2,486,547	2,610,650
Other	2,157	(42)	4,723	5,099	21,103
	1,553,749	1,526,230	1,592,810	4,646,696	5,172,004
Loss from operations	(357,343)	(548,589)	(544,060)	(1,545,938)	(2,615,788)
Non-operating income (expense)
Interest income	71,014	212,881	364,539	539,613	1,160,788
Foreign exchange (loss) gain - net	39,214	(82,357)	(62,487)	55,744	17,033
Other - net	(1,132)	(1,404)	119	(2,834)	50,448
	109,096	129,120	302,171	592,523	1,228,269
Loss before income taxes	(248,247)	(419,469)	(241,889)	(953,415)	(1,387,519)
Income tax benefit (expense)	—	—	—	—	—
Net loss attributable to shareholders of GigaMedia	(248,247)	(419,469)	(241,889)	(953,415)	(1,387,519)
Loss per share attributable to GigaMedia
Basic	(0.02)	(0.04)	(0.02)	(0.09)	(0.13)
Diluted	(0.02)	(0.04)	(0.02)	(0.09)	(0.13)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	9/30/2020	6/30/2020	9/30/2019
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	46,333,621	56,247,678	57,635,576
Marketable securities - current	—	—	—
Accounts receivable - net	322,000	349,450	591,302
Prepaid expenses	155,357	228,794	142,819
Restricted cash	535,605	535,153	528,387
Other receivables	36,450	203,671	457,168
Other current assets	165,411	142,230	165,295
Total current assets	47,548,444	57,706,976	59,520,547

Marketable securities - noncurrent	10,000,000	—	—
Property, plant & equipment - net	22,580	7,740	101,998
Intangible assets - net	16,186	17,111	78,828
Prepaid licensing and royalty fees	142,860	184,365	468,722
Other assets	312,013	290,687	918,556
Total assets	58,042,083	58,206,879	61,088,651

Liabilities and equity
Short-term borrowings	—	—	—
Accounts payable	74,138	69,147	140,676
Accrued compensation	403,753	278,622	371,212
Accrued expenses	1,397,399	1,321,262	1,470,179
Unearned revenue	1,041,862	1,058,940	1,504,176
Other current liabilities	545,974	627,162	241,789
Total current liabilities	3,463,126	3,355,133	3,728,032
Other liabilities	3,379	3,653	662,530
Total liabilities	3,466,505	3,358,786	4,390,562
GigaMedia’s shareholders’ equity	54,575,578	54,848,093	56,698,089
Total liabilities and equity	58,042,083	58,206,879	61,088,651

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended			Nine months ended
	9/30/2020	6/30/2020	9/30/2019	9/30/2020	9/30/2019
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	(248,247)	(419,469)	(241,889)	(953,415)	(1,387,519)
Depreciation	752	535	9,919	1,641	50,076
Amortization	1,224	(2,257)	11,126	3,624	36,854
Interest income	(71,014)	(212,881)	(364,539)	(539,613)	(1,160,788)
Interest expense	—	—	—	—	—
Income tax (benefit) expense	—	—	—	—	—
EBITDA	(317,285)	(634,072)	(585,383)	(1,487,763)	(2,461,377)